December 18, 2012

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Kevin Vaughn

U.S, Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ultra Clean Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2011
Filed March 21, 2012

Form 10-Q for the Fiscal Quarter Ended September 28, 2012
Filed November 7, 2012

File No. 000-50646

Dear Mr. Vaughn:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 29, 2012 (the “Comment Letter”) regarding the above-referenced filings on Form 10-K (the “10-K”) and Form 10-Q (the “10-Q”) of Ultra Clean Holdings, Inc. (the “Company”).

Set forth below are the Company’s responses to the Staff’s comments numbered 1 through 7, as set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 30, 2011

Products, page 6

1. We refer to the statements by your CEO on your Q4 2011 Earnings Conference Call that 54% of fourth quarter revenues were attributable to gas delivery systems, your expectation that sales of these delivery systems would be slightly below 50% in the first quarter of 2012 and that gas delivery systems accounted for 100% of your revenues five or six years ago. With a view towards enhanced disclosure in future filings, please tell us the amount and/or percentage of revenue contributed by gas delivery systems during the past three fiscal years and the first three quarters of 2012, as well as any other products classes that would require quantitative disclosure pursuant to Regulation S-K, Item 101(c)(1)(i). Please also provide us an analysis of whether changes to the composition of your revenues constitutes a material known trend as described in Regulation S-K, Item 303(a)(ii). In this regard, please tell us how the gross margin on your gas delivery systems compares to the gross margins on your other product classes.

The following table presents the amount (in thousands) and percentage of revenue contributed by gas delivery systems and non-gas delivery systems for the periods as requested by the Staff:

	2009	%	2010	%	2011	%	Q112%		Q212%		Q312%
GAS DELIVERY	$70,880	44%	$232,059	52%	$255,870	57%	$61,805	56%	$62,315	61%	$48,617	48%
NON GAS DELIVERY	$88,877	56%	$211,075	48%	$196,769	43%	$48,760	44%	$39,634	39%	$52,232	52%

TOTAL	$159,757	100%	$443,134	100%	$452,639	100%	$110,565	100%	$101,949	100%	$100,849	100%

The Company does not believe that changes to the composition of its revenues, other than those disclosed in the Company’s periodic filings with the Commission, constitute a material known trend as described in Regulation S-K, Item 101(c)(1)(i). The Company does not calculate or monitor margins on any of its products or product categories in the ordinary course of its business. Rather, the Company monitors its operations at the business level, and not at the product level, separately for (a) American Integration Technologies LLC (“AIT”), which the Company acquired on July 3, 2012, and (b) all other Ultra Clean Holdings, Inc. entities collectively (“UCT”). In addition, the table above illustrates that revenue from the sale of both gas delivery systems and non-gas delivery systems over the past four fiscal years has fluctuated from period to period and does not evidence any material trend. The Company does not believe a further breakdown of non-gas delivery revenue would be material to an understanding of the Company’s business, taken as a whole, under Regulation S-K, Item 101(c)(1), and thus none of the Company’s other product classes require quantitative disclosure pursuant to Regulation S-K, Item 101(c)(1)(i). Changes in non-gas delivery system revenue are typically highly correlated with changes in gas delivery system revenue, and thus inter-product trends have not been material to the Company’s business. Rather, the trends that are material to the Company’s business generally relate much more to the state of the U.S. and global economy and the industries that the Company services, particularly the semiconductor industry, as well as the status of key customer and vendor relationships. The Company discloses these material trends in its periodic reports filed with the Commission. Moreover, the Company respectfully advises the Staff that, although the Company was founded on 100% gas delivery products, its product diversification into non-gas delivery products occurred several years ago, and has been relatively stable over the periods presented in the Company’s financial statements in the 10-K. The Company, however, monitors its results of operations, customer relationships and operating and industry forecasts for material known trends in the regular course of its business and will disclose any new or continuing material trends identified by the Company in future filings with the Commission.

Notes to Consolidated Financial Statements, page 42

Note 1 Organization and Significant Accounting Policies, page 42

2. With respect to your foreign subsidiaries, please revise future filings to disclose the accounting policies regarding their consolidation, the determination of the functional currency and the reporting of any foreign currency denominated items in your consolidated financial statements. We note you provide disclosures on these matters in the Forms 10-Q, but we do not see where you disclose this information in the Form 10-K.

With respect to our foreign subsidiaries, the Company will revise future filings on the Company’s Form 10-K as follows:

Principles of Consolidation — The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and all intercompany accounts and transactions have been eliminated in consolidation.

Foreign Currency Translation — The Company has reviewed its non-U.S. subsidiaries (of which all of its non-U.S. asset base resides in Asia) that operate in a local currency environment to determine their functional currency by examining how and in what currency each subsidiary generates cash through billings and cash receipts and how and in what currency the subsidiary expends cash through payment of its vendors and payment of its workforce. Also, these subsidiaries’ individual assets and liabilities that are primarily denominated in the local foreign currency are examined for their impact on the Company’s cash flows. All have been determined to have the U.S. dollar as its functional currency. All balance sheet accounts of these local functional currency subsidiaries are translated at the fiscal period-end exchange rate, and income and expense accounts are translated using average rates in effect for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation adjustments are recorded as cumulative translation adjustments, and are a component of accumulated other comprehensive income (loss). Foreign currency transaction gains and losses are recorded in other income (expense), net.

Note 5 – Income Taxes, page 51

3. We note that you have reversed most of your income tax valuation allowance. Please discuss for us your evaluation of whether it was more likely than not that you would generate sufficient future taxable income to realize your net deferred tax assets. Describe how you weighted all of the evidence, both positive and negative, in reaching your conclusion to reverse the valuation allowance.

The Company reviewed ASC 740-10-30 when determining its position on the reversal of the valuation allowance.

ASC 740 does not define the period of cumulative income or losses. In practice, however, a three-year period is a common benchmark entities use to analyze pretax accounting income or loss from continuing operations (adjusted for permanent differences such as meals and entertainment). The three years consist of the current year and the two immediately preceding years. A three-year period generally supports the more likely than not criterion.

The Company maintains forecasts of its income beyond one year for internal purposes only. Forecasts beyond one year have less reliability than forecasts up to one year. However, based upon the Company’s historical performance and the its fiscal year 2012 forecasts at the time it filed its 2011 10-K, the future profitability needed to realize its deferred tax assets was more than sufficient. In addition, the Company has historically realized its tax attributes (net operating losses (“NOLs”) and credits) prior to expiration. The attributes that existed at December 31, 2011 have a significant carryforward period and will more likely than not be realized in advance of expiration. Additionally, there were no known loss contingencies or unsettled circumstances that could adversely affect future operations and taxable income in future years. The Company weighted each of these criteria evenly in its evaluation to reverse or not to reverse the Company’s valuation allowance.

The Company reviewed the valuation allowance on its Federal and State deferred tax assets (“DTAs”) separately. For purposes of its Federal DTAs as of the end of December 30, 2011, the Company had a 12-quarter cumulative profit and based on the forecast for the year 2012 the Company would continue to achieve a 12-quarter cumulative profit through the fourth quarter of fiscal year 2012. Based on internal forecasts of the Company’s income for years beyond fiscal year 2012, the Company was of the opinion that future projected profitability as projected at the close of fiscal year 2011 would allow the use of its U.S. federal DTAs. The Company had carried back its net operating losses for fiscal years 2008 and 2009 to prior years and had no further NOLs to carry back for Federal purposes. The Company believed that this was sufficient positive evidence and, therefore, concluded that the entire valuation allowance should be reversed for U.S. federal deferred tax assets.

In addition, the Company analyzed the examples provided by ASC 740-10-30-21 as follows:

•

Cumulative losses— As of the fourth quarter of fiscal year 2011 the U.S. jurisdiction companies were in a cumulative profit position in the amount of $2.9 million for the period from the fourth quarter of fiscal year 2009 through the fourth quarter of fiscal year 2011. All quarters within the aforementioned period were profitable.

•

Losses expected in early future years— The Company forecast pre-tax book income of approximately $5.8 million for fiscal year 2012 as compared to actual pre-tax income of $4.7 million for fiscal year 2011.

•	A history of potential tax benefits expiring unused— The Company had experienced no expiring tax benefits historically.

•	Uncertainties whose unfavorable resolution would adversely affect future results—The Company did not identify any uncertainties whose unfavorable resolution would adversely affect future results.

•

Brief carryback, carryforward periods in jurisdictions where results are traditionally cyclical or where a single year’s reversals of deductible differences will be larger than the typical level of taxable income— The Company had no federal NOLs remaining.

For purposes of its State DTAs, as of December 30, 2011, the Company had a 12-quarter cumulative profit and based on the forecast for fiscal year 2012, the Company’s business entities domiciled in the U.S. were expected to continue to achieve a 12-quarter cumulative profit through the fourth quarter of fiscal year 2012. The Company has NOLs in the State of California (“CA”) of $16.2 million that will begin to expire in fiscal year 2030. The Company prepared an analysis to determine what year the CA NOLs would be utilized. The Company believed this analysis provided sufficient positive evidence and, therefore, concluded that the valuation allowance should be reversed for CA deferred tax assets.

The Company also reviewed the DTAs of its China subsidiary as of December 30, 2011, and determined that, although it had a 12-quarter cumulative profit with profitable years in fiscal 2009 through fiscal 2011, the subsidiary incurred a loss and experienced declining revenues and pretax income in the fourth quarter of fiscal 2011, and the Company’s forecast for 2012 also indicated a sizeable loss. The subsidiary has a sizeable amount of NOL carryforwards that would expire beginning in fiscal 2012 and, without adequate profitability, the Company concluded that a full valuation allowance should be maintained until it is clear that the subsidiary will be able to generate enough profitability to offset its NOL carryforwards.

4. Further to the above, we note your disclosure here that “In order to reverse a valuation allowance, U.S. GAAP guidance requires the Company to review the Company’s cumulative twelve-quarter income/loss…” Please explain to us the U.S. GAAP requirement to which you are referring in this disclosure. Please also clarify how you have weighted your cumulative twelve-quarter income/loss in your evaluation of whether to release any of the income tax valuation allowance.

The Company reviewed guidance per ASC 740-10-30-21, “a cumulative loss in recent years is a significant piece of negative evidence …” thereby requiring “positive evidence of sufficient quality and quantity” to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed. Generally, we believe that in practice, “recent years” has been interpreted to mean cumulative pretax results as adjusted for permanent items (e.g., nondeductible goodwill impairments) for three years (the current and the two preceding years). However, the Company does understand that ASC 740 does not specifically and formally call out a requirement for the Company to review a “cumulative twelve-quarter income/loss” when evaluating its valuation allowance and will revise this language in future filings to read: “In order to reverse a valuation allowance, U.S. GAAP suggests that the Company review the Company’s cumulative income/loss in recent years…”.

In answer to your comment “Please also clarify how you have weighted your cumulative twelve-quarter income/loss in your evaluation of whether to release any of the income tax valuation allowance”., please see further discussion in the Company’s response to the Staff’s comment #3 above.

Form 10-Q for the Quarterly Period Ended September 28, 2012

Note 3. Acquisition, page 12

5. We note your disclosure here that the fair value assigned to identifiable intangible assets acquired was based on estimates and assumptions made by an independent third party analysis. Please tell us about the nature and extent of the third party’s involvement in your decision-making process associated with the referenced valuation. Tell us how you have considered the guidance in the SEC Staff’s Securities Act Rules Compliance and Disclosure Interpretation 233.02.

The Company considered the guidance in the Staff’s Securities Act Rules Compliance and Disclosure Interpretation 233.02 and determined that the independent third-party’s analysis was not “expertised” disclosure for purposes of Securities Act Section 7(a). The Company notes for the Staff that it provided key data, estimates and assumptions to the independent third party, who used such information to create a range of valuation models for the Company’s review. The Company reviewed the results of each of the third-party models for reasonableness, accuracy and logic, and determined the preliminary fair values of the identifiable intangible assets, in part, by evaluating the conclusions of each model, given each model’s strengths and weaknesses. In addition, the Company independently considered a variety of other factors, including key value drivers of the assets, the certainty levels inherent in key assumptions incorporated into the models, AIT’s financial forecast, the Company’s discussions with AIT’s management and a detailed review of AIT’s customer relationships. As such, the Company only relied in-part on the independent third party’s analysis in the Company’s determination of the preliminary fair values of the identifiable intangible assets disclosed in the Company’s 10-Q.

The Company notes for the Staff, however, that the Company will clarify its disclosure in future filings by revising the disclosure noted by the Staff as follows:

“The Company determined the preliminary fair values assigned to identifiable intangible assets acquired based on its consideration of a number of inputs, including an independent third party analysis that was based upon estimates and assumptions provided by the Company.”

6. Further to the above, we note your disclosure that your primary reason for the acquisition was to immediately add to your existing customer base in both the semiconductor and medical spaces and to provide additional manufacturing capabilities. We note that you allocated $19 million of the $104.9 million purchase price to the customer relations intangible asset. Please explain to us in greater detail how you determined the value of the customer relations intangible asset.

According to ASC 805-20-55-23, “If an entity establishes relationships with its customers through contracts, those customer relationships would arise from contractual rights. Therefore, customer contracts and the related customer relationships are intangible assets that meet the contractual-legal criterion….” All customers of the acquired company (AIT) require contracts and the related customer relationships arise from contractual rights. The value of the customer relationships lies in the generation of a consistent and predictable revenue source and the avoidance of the costs associated with developing the customer relationships which this acquisition accomplishes for the Company. The acquisition will provide the Company with a highly complementary set of customers and will allow the Company to expand its presence in the critical subsystems manufacturing industry. The acquisition is expected to allow the Company to immediately provide products and services to its current customer base, while avoiding certain selling and marketing costs associated with attracting new customers.

Due to the nature of the industry and AIT’s existing customer relationships, it is not certain whether AIT’s existing customers will continue to generate revenue long-term. Therefore, revenues attributable to AIT’s relationships were probability weighted in each forecast year to reflect the uncertainty of maintaining all customer relationships. The Company estimated its retention of customers at 90% for the remainder of 2012 and 75% for the years 2013 through 2016 and further decline in customer retention for fiscal 2017 and beyond.

AIT’s customer-related assets were valued utilizing the Excess Earnings Method of the Income Approach. The Company forecast AIT’s revenues over six years, less the cost of goods and operating expenses all attributable to existing customer relationships. The Company then tax-effected the result at 39.5% and reduced the balance further for charges for the use of contributory assets (working capital charge, fixed asset charge and other intangible asset charge). The Company then applied a Weighted Cost of Capital factor and added back the present value of the tax shield to come up with a total value for Customer Relationships of $19 million.

7. We note you recorded $56.9 million as goodwill. Please revise future filings to provide a qualitative description of the factors that make up the goodwill recognized. Refer to FASB ASC 805-30-50-1. Provide us with a sample of your proposed revised disclosures.

The Company acknowledges the Staff’s comment and in future filings the Company will include the revised disclosure. A sample of the additional disclosure is set forth below:

3. Acquisition

Goodwill associated with the acquisition is primarily attributable to the expected synergies and other benefits that the Company believes will result from combining the operations of the Company and AIT. The acquisition serves to increase the Company’s competitive position and market share, as it resulted in an expansion and diversification of the Company’s customer base and product and service portfolio. By acquiring AIT’s complementary product and service portfolio and well established customers, the Company will be able to immediately go to market with a more complete and integrated solution.

The Company has evaluated and continues to evaluate pre-acquisition contingencies relating to AIT that existed as of the acquisition date. The Company has determined that certain of these pre-acquisition contingencies, primarily related to sales and use tax positions assumed from AIT, are not estimable as of the acquisition date and, accordingly, the Company has not recorded any estimates for these contingencies as a part of the purchase price allocation for AIT. The Company continues to gather information for and evaluate these pre-acquisition contingencies. If the Company determines that amounts need to be recorded or identify additional pre-acquisition contingencies during the remainder of the measurement period, such amounts recorded will be included in the purchase price allocation during the measurement period and, if beyond the measurement period, in the Company’s results of operations.

Finally, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the 10-K and 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-K and 10-Q; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding or the responses herein provided, please call the undersigned at (510) 576-4704.

Sincerely,

/s/ Kevin C. Eichler
Kevin C. Eichler Chief Financial Officer and Senior Vice President

cc:	Jason Bassetti, Esq., Davis Polk & Wardwell LLP
Mike Hubbard, Deloitte & Touche LLP